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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December, 2003
                         Commission File Number 1-15106

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                      PETROLEO BRASILEIRO S.A. - PETROBRAS
             (Exact name of registrant as specified in its charter)

                   Brazilian Petroleum Corporation - PETROBRAS
                 (Translation of Registrant's name into English)

                         Avenida Republica do Chile, 65
                         20035-900 - Rio de Janeiro, RJ
                          Federative Republic of Brazil
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X     Form 40-F
                                -------            -------

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes           No   X
                               -------      -------

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Incorporation By Reference

This Report on Form 6-K is incorporated by reference into the Registration Statement of Form F-3, File No. 333-92044, of Petroleo Brasileiro S.A. - Petrobras.


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                                AWARENESS LETTER


November 28, 2003


To the Board of Director and Stockholders of Petroleo Brasileiro S.A. - Petrobras


We are aware of the incorporation by reference in the Registration Statement on Form F-3 of Petroleo Brasileiro S.A. - Petrobras of our report dated November 13, 2003 relating to the unaudited consolidated interim financial statements of Petroleo Brasileiro S.A. - Petrobras and subsidiaries for the nine-month period ended September 30, 2003 that are included in its Form 6-K dated November 28, 2003.



                                  ERNST & YOUNG
                           Auditores Independentes S/S

                             /s/ Paulo Jose Machado
                             ----------------------
                               Paulo Jose Machado
                                     Partner


Rio de Janeiro - RJ
Brazil


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                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       PETROLEO BRASILEIRO S.A--PETROBRAS

                       By: /S/  Jose Sergio Gabrielli de Azevedo
                           -------------------------------------
                          Jose Sergio Gabrielli de Azevedo
                          Chief Financial Officer and Investor Relations
                          Director


Date: December 4, 2003